Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Nine-Month Period Ended February 28, 2009

May 20, 2009

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE		4
1.1		NAME, ADDRESS AND INCORPORATION	4
1.2		INTERCORPORATE RELATIONSHIPS	4
2.	DESCRIPTION OF THE BUSINESS		5
2.1		GENERAL	5
2.3		THREE YEAR HISTORY	6
	2.3.1	Fiscal Year Ended May 31, 2007	6
	2.3.2	Fiscal Year Ended May 31, 2008	7
	2.3.3	Nine-Month Fiscal Period Ended February 28, 2009	8
2.4		PRODUCTS AND BRANDS	10
	2.4.1	NKO® Functional Food Grade	10
	2.4.2	OPA3TM - Optimal for Life	10
	2.4.3	NKO®- Neptune Krill Oil	10
	2.4.4	NKATM - Neptune Krill AquateinTM	10
2.5		CLINICAL STUDIES	10
	2.5.1	Skin Cancer	11
	2.5.2	Premenstrual Syndrome	11
	2.5.3	Hyperlipidemia	11
	2.5.4	Chronic Inflammation and Osteoarthritis	12
	2.5.5	Attention Deficit Hyperactivity Disorder (ADHD)	12
2.6		STAGE OF DEVELOPMENT OF NEPTUNE’S PORTFOLIO PRODUCTS OPA3TM	12
	2.6.1	Research and Product Development Programs	12
	2.6.2	Internal Research, Subcontracted Research or Alliance Research	12
2.7		STRATEGIC BUSINESS DEVELOPMENT	13
2.8		PRODUCTION	14
	2.8.1	Neptune Krill Extraction Process Platform Family	14
	2.8.2	Plant	15
	2.8.3	Krill	15
	2.8.4	The Virtues of Krill	15
	2.8.5	Availability of Krill	16
2.9		INTANGIBLE ASSETS	16
	2.9.1	Exclusive License/Option	17
	2.9.2	IP Protection	17
	2.9.3	Economic Dependence/Litigation	18
2.10		EMPLOYEES	19
	2.10.1	Number	19
	2.10.2	Skill Knowledge	19
2.11		SALES/DISTRIBUTION	19
2.12		COMPETITION	19
	2.12.1	Competitors	20
2.13		COMPETITIVE ADVANTAGES	20
2.14		MARKETS	21
	2.14.1	Nutraceutical	21
	2.14.2	Pharmaceutical	23

3.	RISK FACTORS	24
4.	DIVIDENDS	24
5.	DESCRIPTION OF CAPITAL STRUCTURE	25
5.1.	COMMON SHARES	25
5.2	PREFERRED SHARES	25
6.	MARKET FOR SECURITIES	26
7.	DIRECTORS AND OFFICERS	26
8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	28
9.	PROMOTERS	29
10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	29
11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29
12.	TRANSFER AGENTS AND REGISTRARS	29
13.	MATERIAL CONTRACTS	29
14.	INTEREST OF EXPERTS	29
15.	REPORT ON AUDIT COMMITTEE	30
16.	ADDITIONAL INFORMATION	31
SCHEDULE “A”		32

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neptune” or the “Company”, mean or refer to Neptune Technologies & Bioressources Inc. and, unless the context otherwise requires, its subsidiaries, the terms “Acasti” or “Acasti Pharma” refer to Neptune’s subsidiary Acasti Pharma Inc. and the terms “Neuro”, “Neurobio”, “ NeuroBioPharm” refer to Neptune’s subsidiary NeuroBioPharm Inc .

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. For information identifying known risks and uncertainties relating to the Company, please refer to the heading Risk and Uncertainties in the Corporation’s Management’s Discussion and Analysis for the nine-month period ended February 28, 2009, which can be found at www.sedar.com. Consequently, actual results may differ materially from the anticipated results expressed in these forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable law.

Unless otherwise noted, in this annual information form, all information is presented as of February 28, 2009.

1.

CORPORATE STRUCTURE

1.1

NAME, ADDRESS AND INCORPORATION

Neptune Technologies & Bioressources Inc. was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec). On May 30, 2000, the articles of the Company were amended in order to proceed with the restructuring of the Company’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Company’s articles were also amended on May 31, 2000, to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune’s head office and registered office is located at 225 Promenade du Centropolis, Suite 200, Laval, Québec H7T 0B3. The Company’s website address is www.neptunebiotech.com.

1.2

INTERCORPORATE RELATIONSHIPS

Neptune has two wholly-owned subsidiaries, NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. (“Neptune USA”) and one partially-owned subsidiary Acasti Pharma Inc. (“Acasti Pharma”).

Acasti Pharma was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Quebec), under the name 9113-0310 Québec Inc.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

NeuroBioPharm was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec), under the name NEUROVIMER PHARMA INC.

Corporate structure diagram

Neptune owns 4,950,000 Class B shares, representing 99% of all Class B shares issued and outstanding of Acasti Pharma, Acasti Pharma Class B shares are voting (ten votes per share), non-participating, with no par value and bears a maximum annual non-cumulative dividend of 5%. Acasti Pharma Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Class B shares are also redeemable at the holder’s discretion at 0.80$ per share, subject to certain conditions. Neptune controls 83,6% of Acasti Pharma votes.

Neptune owns 38,240,000 Class C shares, representing 99,3% of all Class C shares issued and outstanding shares of Acasti Pharma. Acasti Pharma Class C shares are non-voting, non-participating, with no par value shares. Acasti Pharma Class C shares bears a non-cumulative annual maximum dividend of 5%. Acasti Pharma Class C shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis. Acasti Pharma Class C shares are also redeemable at the holder’s discretion at 0.20$ per share, subject to certain conditions.

2.

DESCRIPTION OF THE BUSINESS

2.1

GENERAL

Neptune is a biotechnology company that researches and develops novel extraction technologies, potent biological therapeutics agents and intellectual property for highly prevalent chronic conditions still lacking safe and definitive treatment solutions. The main focus of the Company is:

  To identify marine biomass that is pure of toxins, abundant and underexploited;
  To research and develop novel technology for the extraction and stabilization of potent marine biological therapeutic agents; and
  To research and develop the safety and therapeutic efficacy of compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation related conditions.

Neptune, in the decade of 1990, initially identified krill as its first marine biomass resource to develop and exploit mainly because of its abundance, the nature of its components and its specific expected potent human health benefits.

Since inception, Neptune has developed a family of extraction process platforms for krill (1998-2000), has built a production plant (2002) and has produced and commercialized Neptune Krill Oil (NKO®), a trademark within the OPA3TM brand portfolio, and Neptune Krill Aquatein (NKA™) (since 2003), while continually pursuing basic and clinical research efforts and intellectual property protection since 2000.

In 2008, Neptune granted a license to Acasti Pharma relating to cardiovascular pharmaceutical applications for high-concentration products. Acasti Pharma is developing safe and effective pharmaceutical and medical applications with an initial focus on cardiovascular diseases by leveraging the intellectual property, clinical data and know-how developed by Neptune. Acasti Pharma is advancing a portfolio of bioactive ingredients of (proprietary novel) omega-3 phospholipids through the pharmaceutical development pathway which includes prescription medical foods, over-the-counter products and prescription drugs.

Also in 2008, Neptune granted a license to NeuroBioPharm relating to cognitive and neurological pharmaceutical applications for high-concentration products. NeuroBioPharm researches and develops (novel proprietary active) pharmaceutical ingredients for cognitive and neurological conditions. The conditions range from brain development applications to various neurodegenerative diseases and include attention-deficit hyperactivity disorder, autism, alzheimer’s disease at its different stages and cognitive decline. NeuroBioPharm is advancing its product portfolio of bioactive ingredients through the pharmaceutical development pathway which includes prescription medical food, over-the-counter products and prescription drugs.

2.3

THREE YEAR HISTORY

2.3.1

Fiscal Year Ended May 31, 2007

Throughout the 2006-2007 fiscal year, Neptune pursued enhancement of ongoing productivity at the Sherbrooke production plant in order to improve its innovative technological process (Neptune OceanExtract™). These improvements, along with other contributing factors, enabled the Company to increase its overall gross profit margin. Throughout the fiscal year, Neptune continued to pursue its penetration into the nutraceutical markets within the dietary supplements segment. This enabled the Company to maintain the support of its existing clients, while prospecting for potential new distributors.

On the financial front, the Company concluded two equity financing initiatives: the first, in the amount of $4,500,000, was completed through the issue of 1,500,000 common shares from treasury at $3.00 each; and the second, in the amount of $480,126, as a result of the exercise of stock options and special warrants.

The Company, upon acquisition of the Sherbrooke production plant in October 2006, also concluded long-term financing totaling $1,254,750 in the form of two loans, the first with Desjardins, in the amount of $855,000 (15 years at 7.7%), and the second with the seller of the plant in the amount of $399,750 (5 years at 10.25%) . In addition, the Company began repayment of its long-term debt during the fiscal year.

During the fiscal year, Neptune continued to make systematic investments towards the protection and consolidation of its intellectual property, including patents and trademarks. The Company also received confirmation that its intellectual property relating to marine phospholipids and their use as or within medicines and/or cosmetics would be protected in Europe. The protection of such intellectual property provides the Company with a significant strategic advantage over other industry players looking to mimic Neptune and its achievements trying to penetrate the krill oil market.

During the fiscal year, the Company also pursued initiatives to expand its regulatory license portfolio required to penetrate the worldwide dietary supplement and food markets. These included an application in order to receive “Generally Recognized As Safe (GRAS)” status from the FDA (US Food and Drug Administration), “Alternative Medicine” status from the TGA (Therapeutic Goods Administration) in Australia and “Novel Food” by the EFSA (European Food Safety Association) in Europe.

During the fiscal year, Neptune modified its communications plan and updated its corporate image. The Company worked to expand its product portfolio assembled under the OPA3 TM brand name with Neptune Krill Oil becoming its first product. The new brand name, OPA3TM, was launched in May 2007 at the International Trade Show/Conference (Vitafood) taking place annually in Geneva. OPA3TM emphasizes Neptune’s intention to position itself in the market as the pioneer of the use of marine phospholipids with omega-3 and antioxidants as a unique clinically proven therapeutic ingredient.

2.3.2

Fiscal Year Ended May 31, 2008

In August 2007, Neptune began trading on the NASDAQ Stock Market under the symbol NEPT. In July 2007, the Company retained its new investor relations counsel for the US market. They were replaced, following this fiscal year, in June 2008, by a leading financial communications consulting firm specializing for the US market in investor relations and corporate communications.

During the fiscal year, the Company continued to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed a strategic partnership with Yoplait, to research and to develop new functional fresh dairy products containing Neptune Krill Oil which will be clinically tested for their effect on widely prevalent chronic conditions. The Company also signed an agreement with the Nestlé Research Center to jointly research the effects of Neptune Krill Oil on exceptionally prevalent conditions affecting the worldwide adult population. These agreements pave the Company’s entrance in the global functional food market.

This transition of commercialization efforts from solely dietary supplements to the complete nutraceutical spectrum, including both dietary supplements and functional food, coincides with the processes initiated during the course of the previous fiscal year and maintained during the current one. These initiatives are aimed at positioning Neptune Krill Oil, in its original version, as a portfolio product for multinational consumer health and/or pharmaceutical companies, already operating within the natural supplements market, while preparing a more potent product in the OPA3TM pipeline as a potential prescription drug. The latter aims to address health applications in cardiovascular and neurological diseases for which NKO® has been clinically proven to be significantly effective. During the fiscal year, Neptune progressed with preparing submissions to obtain pharmaceutical approvals.

During the fiscal year, the Company signed an agreement with Schiff Nutrition International, Inc., which distributes Neptune Krill Oil under the brand name Schiff®MegaRedTM, promoting cardiovascular and joint health, with an initial product launch at Costco in the U.S. nationwide. The Company also signed an exclusive distribution agreement with AZPA International Inc. for Australia and New Zealand which entered into a marketing and commercialization agreement with Inovail Holdings PTE Ltd. Inovail Holdings PTE Ltd. and its partner PharmaLink successfully entered the Australian market with Neptune Krill Oil under the brand OmegaGen®. At the end of the fiscal year, Neptune announced a strategic commercialization alliance with Croda Health Care, the omega-3 industry leader, which, in collaboration with Neptune, has developed a new product line called Essentially™ for international distribution starting with the U.S.

During the fiscal year, the Company announced significantly positive results of a population-based risk-benefit and a health-economics analysis study for Neptune Krill Oil in the management of dyslipidemia. The results of this analysis provides valuable evidence that NKO® reduces cardiovascular risk while remaining cost effective and event cost minimizing over many years of use.

The Company secured additional regulatory approvals during the fiscal year. The Therapeutic Goods Administration (TGA) in Australia provided notification that Neptune Krill Oil has obtained approval as a complementary medicine allowing immediate commercialization in Australia, hence New Zealand. The Company received Gras (“generally recognized as safe”) notification in January 2008 and the FDA has formally received Neptune’s voluntary submission of the assessment document. Neptune therefore completed all the necessary regulatory clearances for full commercialization of NKO®, incorporated into different functional foods, in the United States.

The Company is protecting the composition of matter of its novel marine phospholipids/omega-3 bioactives and has been granted a European patent covering novel phospholipids in multiple diseases and pharmaceutical applications, which is enforceable and validated in 24 European countries. The patent is directed to the use of Neptune marine phospholipids and flavonoïd compositions as a medicament for the prevention and treatment of multiple chronic health conditions, including coronary artery disease caused by hypercholesterolemia, peripheral vascular disease, neurodegenerative and other cognitive disorders.

During the fiscal year, Neptune proceeded to a corporate reorganization. Dr. Tina Sampalis was promoted to Chief Scientific Officer and Thierry Houillon, V.P. Business Development, Functional Food, took over all nutraceutical business activities as V.P. Nutraceutical, following the non-renewal of the contract of the V.P. Sales and Marketing Donald Allard. Dr. Toni Rinow joined the Neptune team to head the Investors Relations and Corporate Development activities.

The Company also appointed a new Scientific Advisory Board to guide the Company in its pharmaceutical development efforts, composed of Dr. Steven Nissen, the Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology, Dr. Magdy Abdel-Malik, president of Quaestio Global Partners LLC, Dr. Thomas G. Hartman, Mass Spectrometry Lab Manager at the Rutgers University Center for Advanced Food Technology (CAFT), Dr. Demian Barbas, who practices at Ogilvy Renault in the intellectual property group, and Melvin Dionne, President of Services Pharmaceutiques Melvin Dionne.

2.3.3

Nine-Month Fiscal Period Ended February 28, 2009

Neptune’s financial year-end was modified from May 31 to February 28; therefore, Neptune’s fiscal period ended February 29, 2009 was for a period of nine months only.

During the nine-month fiscal period ended February 28, 2009, Neptune continued to pursue the commercialization in the American, European, Asian and Australian markets. In February 2009, the European Food Safety Authority (EFSA) approved NKO® as a Novel Food for commercialization in the European Union for dietary supplements and functional food. Neptune has already built substantial marketing visibility and recognition in Europe through its longstanding annual presence at Vitafoods International, the Global Nutraceutical Event, in Geneva, Switzerland, and Health and Food Ingredients in Paris, France. Based on these continuing marketing efforts, the proprietary status of its ingredients and the Novel Food approval, Neptune expects to accelerate market penetration and increase its market share of the omega-3 health ingredient market. Neptune also maintains its new commercial approach aimed at building strategic alliances with potential industrial partners as well as potential commercial partners in the nutraceutical and functional foods markets.

During the nine-month fiscal period, Neptune granted license rights to two of its subsidiaries, Acasti Pharma and NeuroBioPharm.

Acasti Pharma and the Exchange Offer

During the nine-month fiscal period ended February 28, 2009, the Company granted an exclusive worldwide license to its wholly-owned subsidiary, Acasti, to develop, validate health benefits by way of clinical studies and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property. Acasti will finance its research and development activities as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are allowed.

The Company has established Acasti in order to segregate its cardiovascular pharmaceutical activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate Acasti’s cardiovascular pharmaceutical activities from the Company’s core nutraceuticals business and will also enable Neptune and Acasti to attract separately pharmaceutical and nutritional companies to enter into strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind (the “Notes”).

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an Exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 units, being one Class A shares and one Series 2 warrants of Acasti (“Acasti Unit”). On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Note holders, each Note holders had until October 3, 2008 to accept to exchange their Notes against Acasti units on a one for one basis. The approval for the Exchange offer by the Company’s shareholders was obtained on September 25, 2008.

On November 27, 2008, Acasti issued to Notes holders of 9,246,935 units in consideration of 9,246,935 Notes payable by Company following the choice by the shareholders on the exchange offer as well as the outstanding notes prepayment. A cash payment of $133 was made to Notes holders not qualifying for the prepayment in securities due to of regulatory issues.

NeuroBioPharm Inc.

On October 15, 2008, the Company granted an exclusive worldwide license to its renamed, on December 24, 2008, wholly-owned subsidiary NeuroBioPharm to develop, validate and commercialise new pharmaceutical products (OTC, medical food, Rx) that target cognitive and neurological pharmaceutical applications using the Company’s technology and intellectual property. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted as well as the approval from similar regulatory organizations before sales are allowed.

The Company established NeuroBioPharm in order to segregate its neurological pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate NeuroBioPharm’s neurological pharmaceutical applications activities from the Company’s core nutraceuticals business and will also enable the Company and NeuroBioPharm to attract separately pharmaceutical and nutritional companies to enter into strategic alliances.

On October 15, 2008, the Company also transferred to NeuroBioPharm a development project and clinical study conducted under an agreement with a multinational Company. NeuroBioPharm substituted itself to Neptune in this new agreement signed in 2008 between Neptune and the multinational. The purpose of this agreement is to target applications as a medical food. The results of this clinical study should be known before the end of summer 2010.

During the nine-month fiscal period, Neptune obtained $6,500,000 in debt financing, of which $3,500,000 was allocated to the repayment of outstanding long-term debts, allowing Neptune substantial savings on financial expenses, and $3,000,000 to finance a 50% capacity increase in the production at its plant facilities. Neptune also obtained a credit facility of up to $2,000,000.

On October 9, 2008, the Company completed a private placement of $2,750,000 by the issuance of convertible debentures through tranches of $1,000, bearing interest at 8% per annum, payable annually in cash or in kind and expiring on October 9, 2011. Several financial instruments were attached to the debenture and various choices are offered to the debenture holder with respect to conversion in share capital of Neptune or Acasti.

2.4

PRODUCTS AND BRANDS

2.4.1

NKO® Functional Food Grade

In 2009, Neptune achieved major advancements in the research and development of Neptune Krill Oil (NKO®) suitable for incorporation into functional foods of different matrixes by masking and/or eliminating the characteristic krill odour and taste of the original oil.

a)

The first functional food including NKO® was announced during the annual shareholder’s meeting in September 2008. The new product is a healthy protein bar comprised of NKO® and a proprietary algae blend (Alpha-3™), low in fat and carbohydrates and high in protein.

b)	Healthy functional bars including a full therapeutic dose (300mg and 500mg) per bar were displayed in all the industry international tradeshows Neptune participated in during 2009.

c)	Functional fruit juices were also displayed along side the functional bars in all the tradeshows of 2009.

Both the bars and juice were successfully received by the hundreds of tradeshow participants who visited Neptune’s booth.

2.4.2

OPA3TM - Optimal for Life

In 2008, Neptune continued the marketing of the new OPA3 ™ brand and established it as the trademark for the Company’s growing family of products. This new brand represents three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune’s product portfolio strategy and positioning of its initial product - NKO®. This unique combination allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets.

2.4.3

NKO®- Neptune Krill Oil

A marine oil extracted from Antartic Krill (Euphasia superba) that provides a unique blend of nutritional elements; the first product in the OPA3TM family to be developed and commercialized. Its elevated content in phospholipids rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A and vitamin E and flavonoid, offer a proprietary safe and effective product free of preservatives with exceptional health benefits and superior stability.

2.4.4

NKATM - Neptune Krill AquateinTM

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

2.5

CLINICAL STUDIES

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. In 2009, Neptune:

Completed a clinical trial entitled “Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating NKO® and fish oil”.

  This study was completed September 2008 and final results were submitted by the CRO in February 2009. Preliminary results were presented in the Supply Side West trade show and conference in Las Vegas (October 2008) and Health Ingredients Congress in Paris (November 2009). The manuscript is being prepared for publication.

In 2008, Neptune instigated a clinical trial relating to the evaluation of the effects of Neptune Krill Oil and superior effect of NKO® over fish oil on global cognitive function in patients with mild to moderate neurodegenerative disease. The study is entitled “Multi-center, doubled-blind, placebo-controlled, monotherapy study of NKO in early stage of Alzheimer’s disease (The Mnemosyne trial)”.

  The clinical study protocol was finalized and approved by ethics. Study sites have been selected, audited and recruited. Patient screening has commenced. The trial is projected to be completed before the end of the summer 2010.

2.5.1

Skin Cancer

The results of a pre-clinical animal study on the effects of NKO® on the prevention of skin cancer caused by UV radiation indicate that NKO® can prevent skin damage caused by chronic exposure to UV radiation.

2.5.2

Premenstrual Syndrome

The results of a double blind clinical study on the effects of NKO® on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal - the Alternative Medicine Review – (Sampalis et al., 2003; 8(2): 171-179) demonstrate with high degree of certainty, that NKO® can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

2.5.3

Hyperlipidemia

The results of a double blind clinical study on the effects of NKO® on hyperlipidemia (high cholesterol) demonstrate with high degree of certainty that:

  NKO® is safe and effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels without adverse effects. These effects were evaluated on patients who are resistant to statins, who failed to attain their target LDL levels after at least six months of low dose statin treatment.
  NKO® (1 - 1.5 g/day) was shown to be safe and significantly more effective than fish oil in the management of hyperlipidemia. In the same study, NKO® was shown to achieve a significantly greater reduction of LDL levels and increase of HDL levels as compared to fish oil (3g/day). These results were generated among statin-resistant patients, who failed to attain the target LDL levels after at least six months of low dose statin treatment.

Cardiovascular Risk Modification Analysis

  The results of an independent risk modification analysis of the hyperlipemia study data based on the Framingham model have shown that patients treated with NKO® can achieve a significantly reduced risk for cardiovascular events and significantly higher chance to prevent cardiovascular events over a 10-year period when compared to those treated with fish oil or for the statin resistant patients treated with low dose statin.

Health Economics Analysis

  An independent health economics analysis of the hyperlipemia data showed that NKO® monotherapy as well as NKO® co-administered with a low dose statin was significantly more cost- effective than all other interventions studied for all types of cardiovascular events aggregated.
  From a cost-benefit perspective, NKO® was shown to be the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO® has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.
  With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO® remained the least expensive alternative for these rare events.

2.5.4

Chronic Inflammation and Osteoarthritis

A Phase II clinical study on the effects of NKO® on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal - Journal of the American College of Nutrition - demonstrated that NKO® within a short treatment period can significantly reduce the C-reactive protein and osteoarthritic symptoms in patients diagnosed with a chronic inflammatory disease.

2.5.5

Attention Deficit Hyperactivity Disorder (ADHD)

The clinical results obtained during an open label pilot study demonstrated that NKO® may significantly improve cognitive function (among others concentration, planning skills and focus) of adults suffering from ADHD. The recorded observations were indicative of the neurological advantages of using Neptune Krill Oil over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

2.6

STAGE OF DEVELOPMENT OF NEPTUNE’S PORTFOLIO PRODUCTS OPA3TM

2.6.1

Research and Product Development Programs

Pharmaceutical drug development: In 2009 the Company completed the experimental phase of the drug precursor required for the development of prescription medical foods and drugs. Acasti Pharma completed the non-GLP phase of research and development of NKPL65 and NKPL53, the two first cardiovascular drugs. GLP production is scheduled for March 2009 followed by GMP production in June 2009. IND-enabling preclinical studies were initiated with NKPL53 and are scheduled to begin in April 2009 with NKPL65.

NKPL65 and NKPL53 are new generation cardiovascular products in the Acasti pipeline in preparation for investigational new drug application (IND) and FDA review in the U.S. aimed for the development of prescription drug and medical foods that safely and effectively increases HDL.

NPK80 and NKPL90 are new products in the the pipeline of NeuroBioPharm in the process of research and development in preparation for investigational new drug applications (IND) in the U.S. for the development of prescription drugs and medical foods for the safe and effective management of cognitive, behavioural and neurodegenerative disorders.

NPK-D is in the process of research and development for the management of the organoleptic properties (odor and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products. Neptune has achieved significant advancement in the development of NPK-D for dairy products such as yogurts and beverages. NPK-D has succeeded organical stability and is in the process of testing organoleptic stability. Clinical evaluation of safety and effectivess of NPK- D in various matrixes will be ongoing in fiscal year 2010.

2.6.2

Internal Research, Subcontracted Research or Alliance Research

Neptune-Funded Internal Research

  NKPL53: a series of preclinical testing was initiated in nine-month fiscal period ended February 28, 2009. Preliminary results from initial toxicity testing are promising and justify continuation with lower functional daily doses for toxicity and effectiveness biomarkers.
  NKPL65: non-GLP development and analytical testing in multiple batches has been completed successfully within the allowed standardization of active pharmaceutical ingredients. GLP production has been initiated. Preclinical testing will begin early fiscal year 2010 and is scheduled to be completed within the fiscal year.

  NKPL80 and NKPL90 non-GLP development and chemical analysis was initiated in nine-month fiscal period ended February 28, 2009. Initial NKPL80 batches were standardized within allowed deviation limits. Preclinical testing is scheduled to begin early 2010 fiscal year.
  NPK-D organoleptic management of NKO® for implementation of NKO® in daily functional food and specialized medical food.

Neptune Funded Subcontracted Research

  NKO® (NPK-40) bioavailability testing was completed.
  NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food.

In addition, the Company designed and coordinated an extensive multi-phase project at the Centre de Recherche Industrielle du Québec (“CRIQ”). Neptune acquired the CRIQ’s equipment and technology services and exclusively funded the following 4 distinct phases targeted towards process and product optimization:

Phase 1 “Production Plant Evaluation”: Process experts and researchers were appointed from the Neptune group to work at the CRIQ with CRIQ scientists in conducting a thorough step-by-step procedure analysis and evaluation. The objective was to determine possible areas of improvement in Neptune’s production process. Neptune identified adverse odor and taste causing compounds, the absence of which would greatly improve the organoleptic properties of NKO®.

Phase 2 “Validation and Consultation”: This phase involved in-depth research directed by Neptune’s experts in proposing alternative solutions to the process optimization. The acquired knowledge of this project has increased significantly Neptune’s know-how of process optimization and contributes significantly to the strength of intellectual property of the Company.

Phase 3 “Methodology development and analysis”: Innovative technology adapted under the leadership of Neptune experts and workforce provided efficient analytical data from improved oil productions.

Phase 4 “Extraction”: Pilot scale oil productions were carried out supplying actual samples to be used for product composition, sensory (taste and odor) as well as stability evaluation.

Alliance Funded Research

  Research on indications not disclosed proving compliance with the European Food Safety Associations Medical Health Claim criteria and regulations.
  NKPL53 efficacy testing in preparation for IND submission approval.

2.7

STRATEGIC BUSINESS DEVELOPMENT

Neptune has successfully established a strong track record of entering and maintaining business-to-business relationships with its partners and continues to strongly support its strategic business development plan by forming partnerships and alliances with worldwide leaders in the nutritional and pharmaceutical industries. Today, these industries are converging into a new consumer health marketplace driven by increasing consumer standards and market power in disease prevention and health management including cardiovascular, bone and joint, and neurological disease. Nutritional and pharmaceutical companies are seeking to penetrate and gain market share in this promising consumer health market place by developing value-added products including dietary supplements and functional food products with specific health claims at therapeutic doses.

Neptune’s business development strategy continues to be focused on developing and commercializing value-added premium products supported by clinical evidence and regulatory approvals in partnership with multinational companies. Our partners, including Nestlé and Yoplait, are investing with us the time and resources into conducting clinical research to demonstrate clinical benefits with the objective of obtaining product-specific health claims, which will ultimately allow them to secure much larger market shares. The investment reward into research and development by our multinational partners is enhanced by Neptune’s strong intellectual property protection with worldwide patents which also creates a real strong market entry barrier to any potential competitor.

General physician acceptance and their willingness to recommend premium products showing clinical evidence, such as Neptune’s products, combined with medical and consumer media responding with massive educational programs accelerate consumer market acceptance, demand and growth. Other nutritional and pharmaceutical companies should likely become attracted by the opportunities provided by Neptune’s growing premium product portfolio and more strategic alliances are being confidentially developed.

Through Neptune’s strategic business development, Neptune anticipates its market share will continue to increase worldwide. In that perspective, Neptune is currently increasing its in-house production capacity to be completed, as planned, before the summer of 2009. In addition, the Company is already negotiating alliances with multinational industrial partners for high-scale manufacturing to respond to increased demand supported by NKO® Novel Food approval in Europe, as well as new incoming customers and raised by growing market penetration generated by already actively committed customers.

On target with its business development strategy and pharmaceutical business plan, Neptune structured its pharmaceutical operations into its pharmaceutical subsidiaries Acasti Pharma for cardiovascular applications and NeuroBioPharm for neurological applications in order to fully benefit from the dynamics of the new consumer health market place. Both companies develop products that respond to the changing customer needs in the medical food and over-the-counter markets providing near-term revenue opportunities.

NeuroBioPharm is already conducting a clinical study for a medical food product with a multinational partner. In addition, Acasti Pharma and NeuroBioPharm are developing prescription drug candidates and an investigational drug approval (IND) submission to conduct pivotal clinical trials is currently in progress. The business development strategy is to carry out advanced clinical development and commercialization with multinational pharmaceutical partners.

2.8

PRODUCTION

The Company produces all Neptune products at its plan located in Sherbrooke, Quebec (the “Sherbrooke Plant”).

2.8.1

Neptune Krill Extraction Process Platform Family

Description

Neptune OceanExtractTM is a cold extraction process platform family including the Neptune krill extraction process platforms which enable the extraction of omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, and other constituents of marine biomass. NKO® is extracted from the raw material, i.e. utilizing the Neptune krill extraction process platforms.

Advantages of the Neptune Extraction Process Platforms for Krill

To Neptune’s knowledge, no other industrial krill oil extraction process can currently compete with the Company’s extraction process platforms and performance applied to krill. It is the only process platform family, protected by industrial secrets, producing a complete lipid extract of long-chain omega-3 fatty acids (EPA and DHA) functionalized by phospholipid carriers maintaining the antioxidant esters responsible for its long-term stability and antioxidant potency. None of the stages in the transformation process involve heating the raw material. Neptune extraction process platforms for krill preserve the biological activities of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The particular aspects of the Neptune extraction process platforms also allow to destroy bacteria, resulting in products that are safe and healthy for human consumption and with a long shelf life which is important for commercialization.

Compared with the traditional animal or vegetable oil extraction processes generally used in the industry, the Neptune extraction process platforms preserve and enhance the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction processes are such that lipidic alterations over long-term storage are minimal.

The advantages inherent to the Neptune extraction process platforms enable high extraction performance, recycling and salvage of extraction byproducts. The processes thus enable full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of preservative use and the stability of long-chain polyunsaturated fatty acids.

The Neptune extraction process platforms from the Neptune Ocean ExtractTM family allows the extraction of high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

2.8.2

Plant

The Sherbrooke Plant received a favourable outcome of a GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD). The Sherbrooke Plant has an annual production capacity of 60,000 kg for NKO® and 240,000 kg for NKA™, which production capacity will be increased to respectively 90,000 kg and 360,000 kg before summer 2009.

2.8.3

Krill

Krill is a generic term of Norwegian origin designating 85 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.1

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.2 The larger Antarctic krill can grow up to 6cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.3

2.8.4

The Virtues of Krill

In the opinion of the Company, the virtues of krill are being increasingly recognized by the world scientific community.4

Because the krill used by the Company feeds on phytoplankton, namely diatoms and dinoflagellates5, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA), the two major types of essential marine omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids and very efficient digestive enzymes. In addition, it contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinol, astaxanthin, co-enzyme Q10 as well as a unique flavonoid of animal source). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients with proven benefits for human and animal health.5 6

[1]	Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.
[2]	R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.
[3]	Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.
[4]

Stephen Nicol, Ian Forster & John Spence, Chapter 10. Products Derived from Krill in Inigo Everson editor, “Krill: biology, ecology, fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000, pp. 262-283.

[5]

Stig Falk-Petersen, Wilhelm Hagen, Gerhard Kattner, Andrew Clarke, & John Sargent, 2000, Lipids, trophic relationships, and biodiversity in Arctic and Antarctic krill. Canadian Journal of Fisheries and Aquatic Sciences, Volume 57 (Suppl. 3), pp. 178-191. Charles F. Phleger, Matthew M. Nelson, Ben D. Mooney & Peter D. Nichols, 2002, Interannual and between species comparison of the lipids, fatty acids and sterols of Antarctic krill from the US AMLR Elephant Island survey area, Comparative Biochemistry and Physiology Part B, Volume 131, pp. 733-747.

[6]	Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries.6 7

One major advantage of Neptune’s proprietary knowledge of krill processing lies in the fact that EPA and DHA contained in Neptune Krill Oil are carried on phospholipids and associated with potent antioxidants (vitamins A and E, beta-carotene, trans-retinols, astaxanthin, co-enzyme Q10 and a flavonoid) making them highly bioavailable and resistant to oxidation. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely.

Due to its high stability even at significantly higher temperatures than other omega-3 marine oils, Neptune phospholipid extracts are suitable for integration in various pharmaceutical carriers like hard and gelatin capsules, transdermal patches, and food carriers like fruit beverages, dairy products including yogurt, milk, and spreads, dry matrixes such as fruit nuggets, cereal and nutritional bars.

2.8.5

Availability of Krill

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt).7 8 From these two oceans, a total of some 150-189,000 mt of both krill species is harvested annually.8 9 Of that total from 1997/98 until 2007/08, 90-129,000 mt originated from the Southern Ocean (Antarctic krill Euphausia superba)9 10 and an average annual catch of 60,000 mt from the Pacific (Pacific krill Euphausia pacifica).10 11 The catches represent less than 0.1% of the existing resource. The main countries that harvest krill were Japan, Norway, Poland, South Korea and Ukraine. From 2005/06 to 2007/08, annual quotas for Antarctic Krill have increased by 34%.9 Annual quotas for 2008/09 are the same as for 2007/08. The above data supports the following facts: the resource is abundant, accessible and there is a potential for long-term exploitation.11 12 The average market price for whole frozen krill is around $1,000/mt. Neptune initiated negotiations with major krill suppliers to ensure long-term supply, quality and competitive prices.

2.9

INTANGIBLE ASSETS

It is an important part of our business to obtain intellectual property protection for our technology, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information, trade marks to protect our technology and enhance our competitive position.

[6]	Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.
[7]	Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57; Stephen Nicol, Ian Forster & John Spence, 2000, op. cit.
[8]

World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel . Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005.

[9]

Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR’s Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; CCAMLR. Schedule of conservation measures in force 2008/09, 2008. CCAMLR, Statistical Bulletin, Volume 20 (1998-2007) CCAMLR-SB/0820, 2008; T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000

[10]	CCAMLR op. cit.
[11]	T. Ichii, op. cit.
[12]	WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551.

2.9.1

Exclusive License/Option

Even though the Company uses, for its production, its own process technology, which is protected by trade secret, the Company also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. In consideration for the grant of such license, the University is entitled to receive from the Company, until the buyout by the Company, royalties of 4% of the net sales of krill oil extracted using the University’s process, by the Company, by any sublicensee or by any person associated with the Company or any sublicensee.

The License Agreement clearly stipulates that the Company shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Company. This clause is significantly important. The License Agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Company, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement have been, to this date, reported to the Company by the University.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

The Company also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others and from an option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Company, this price was contested by the researcher but should remain the same (see section 2.9.3 entitled “Economic Dependence/Litigation”).

The Company has undertaken to pay an annual commission to Gestion Harland inc. (“GH”) for services rendered as well as for the transfer in February 2001 by GH to the Company of the license rights with the University, including the right of first refusal and of the option to purchase the intellectual property rights. This royalty of 1% on any sales and on other income of the Company is for an indeterminate period of time and it shall be paid semi-annually and disbursement of such royalty per year will not be superior .to the Company’s net earnings before interest, taxes, depreciation and amortization (EBITDA).

2.9.2

IP Protection

Brand names and trademarks

Neptune has registered the trademarks OPA3TM and NKO® in over thirty countries. Neptune OceanExtractTM and NKATM are other trademarks of Neptune.

  NKO® distributors apply private label with NKO® logo on it and with names pre-approved by Neptune.
  Licenses: Neptune has licensed worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. The Company is in negotiations to further expand the functional food market with strategic alliances with other large well known food companies.

Patents

Neptune has the following patent portfolio:

Category	Description	Countries
		Issued	Pending
Novel Phospholipid/ Flavonoid	Composition of Matter	25	6
Cardiovascular Neurological health	Method of Use	-	24
Health Applications	Method of use	-	33
Process	Process	34	1

Trade Secrets

Neptune protects its optimization processes and extraction processes through industrial trade secrets.

Regulatory approvals

Neptune has obtained the following regulatory approvals, permits and authorizations:

  European Food Safety Authority (EFSA) has approved NKO® as PARNUTS for commercialization in the European Union.
  European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.
  NKO® is recognized as safe (GRAS) as a human food ingredient in the United States.
  NKO® has obtained approval as a complementary medicine from the Therapeutic Good Administration (TGA) in Australia.
  NKO® has a natural product number (NPN) issued by health Canada.
  The Sherbrooke Plant has received a successful outcome of a GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD).

2.9.3

Economic Dependence/Litigation

The Company sources its krill used in the manufacturing of its products from three suppliers. The Company considers that its relationship with its suppliers is good and that it is not dependant upon these suppliers, as alternative sources of supply are available.

The Company is no longer dependent on the license agreement mentioned in section 2.9.1 hereof entitled “Exclusive License/Option” as the Company has developed and now manufactures its products with its own proprietary technology process platform “Neptune Ocean Extract”.

As for the exclusive “License/Option”, on August 18, 2004, the Company notified the University of its intent to exercise its $275,000 purchase option relating to the intellectual property (see section 2.9.1. hereof entitled “Exclusive License/Option”). As per the licensing agreement between the University and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the University demanding cancellation of the purchase option of the intellectual property granted to the Company by the University and claimed for the benefit of the researchers a prejudicial amount to be determined. In May 2007 and in December 2008, the court released unfavourable judgements against the University and the Company.

In January 2009, the University and the Company presented to the Superior Court a motion to appeal the judgements rendered. The Court of Appeals accepted to hear the appeal made by the University and the Company, and set the date of appeal. The Court of Appeals will hear this case in September 2009.

However, the option to purchase the intellectual property was validated by the court judgement. The Company believes that the prejudice, if any, should not be attributable to Neptune. The Company has voluntarily deposited an amount of $275,000 into the trust account of the Company’s legal counsel in order exercise the option to acquire the intellectual property.

2.10

EMPLOYEES

2.10.1

Number

As at February 28, 2009, Neptune, along with Acasti and NeuroBioPharm, has a total 80 employees, working at its business office and Sherbrooke plant.

2.10.2

Skill Knowledge

Neptune employees possess specialized skills and knowledge in the following fields:

  Intellectual property protection;
  Marine biomasses;
  Oil extraction processes;
  Quality assurance/quality control;
  Clinical validation of biological therapeutic properties;
  Regulatory compliance related to the Company’s operations;
  Commercialisation/Business development;

which are valuable assets to the Company.

2.11

SALES/DISTRIBUTION

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors who commercialize under their private label in multiple market segments including health food stores, mass (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in Canada, USA and Europe. 100% of Neptune NKO® sales revenues during the nine-month fiscal period ended February 28, 2009 were derived from independent companies.

During the nine-month fiscal period ended February 28, 2009, more than 90% of the Company’s sales were made to customers based outside Canada. The Company enters into hedging instruments from time to time to partly offset currency risks.

2.12

COMPETITION

The nutraceutical and pharmaceutical markets are highly competitive and many companies carry out research, development and commercialization activities with applications for human health similar to those of the Company. Many competitors developing new nutraceutical products are today focusing on pharmaceutical applications based on the specific properties of their products. A number of these companies have greater financial resources, research and development capabilities as well as manufacturing and marketing facilities than those of the Company. Moreover, teaching institutions, government agencies and other research bodies are conducting research in similar sectors as the Company. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Company is aware of rising competition in both the nutraceutical and the pharmaceutical markets. Biomedical and biotechnology companies, as well as large pharmaceutical companies, are active in the field of nutraceutical-based therapeutics that are directly targeting the applications for which the Company is developing its own line of products. However, the Company believes that in its specific field of activity, it maintains certain definitive advantages.

According to the Company’s review of the industry, it remains the only manufacturer of a scientifically recognized and stable lipid extracts of marine phospholipids rich in long-chain polyunsaturated fatty acids and antioxidants. Neptune’s marine phospholipids continue to remain the most stable and viable products for implementation into pharmaceuticals and/or nutraceuticals (dietary supplement, functional food) for human consumption.

2.12.1

Competitors

The Company is aware that other companies are developing and have either commercialized or are preparing to commercialize potentially competitive products. Neptune’s advantage is that it remains the only company, within the krill oil manufacturer market, with a clinically proven patented ingredient which has obtained worldwide regulatory approvals and achieved worlwide market distribution.

Aker BioMarine ASA, a Norway-based company, is in the business of harvesting and commercializing biomarine ingredients. Aker BioMarine ASA is serving the aquaculture and animal feed markets with krill derived products, such as oil and meal registered as Qrill™. Aker BioMarine ASA merged with Natural ASA to enter the dietary supplement and functional food markets. Aker BioMarine ASA launched, in Norway, a krill oil product under the brand name SuperbaTM in 2009.

Enzymotec Ltd. is an Israel-based biotechnology company developing biofunctional ingredients for human health applications. They claim to have a proprietary complex of marine-derived DHA and EPA -delivered as triglycerides or attached to phospholipids and astaxanthin.

Poissons Tropicaux Gryd Inc., a Canadian company, is commercializing Krilex® which contains a powder preparation composed of the entire krill itself.

2.13

COMPETITIVE ADVANTAGES

NKO® Competitive Profile

Longest history of consumption further demonstrate the safety of NKO® for chronic human consumption and its commercial viability;

Neptune Krill Oil has a unique biomolecular profile of phospholipids, omega-3 fatty acids, and diverse antioxidants that surpasses the usual profile of fish oils. The association between phospholipids and long-chain omega-3 fatty acids highly facilitates the passage of fatty acid molecules through the intestinal wall, increasing their bioavailability and ultimately improving the omega-3: omega-6 ratio;

NKO® is a rich source of omega-3 and omega-9 fatty acids and phospholipids, which carry and thus functionalize the omega-3 fatty acids (EPA/DHA) attached;
Highest stability and antioxidant potency as compared to competitive marine extracts;

Phospholipids are important in protecting membranes from toxic injury and free radical adverse affect. NKO® contains two main potent antioxidants; a carotenoid (astaxanthin) and a flavonoid (novel due to its animal source)

Astaxanthin has been shown to have a stronger antioxidant activity than alpha- tocopherol, beta-carotene, lycopene and lutein
Flavonoids, traditionally extracted from fruits, plants, vegetables or algae have been studied for more than 60 years and their antioxidant activity is undoubted
First and only krill oil product with clinically proven human health benefits in the market;
The only marine phospholipids validated through pre-clinical and clinical research for their safety and health benefits;

Positive results of clinical research with NKO® demonstrating health benefits for cardiovascular, PMS, chronic inflammation and ADHD related conditions:
Compositional analysis, animal and human studies and years of intake have demonstrated the safety of NKO® for chronic human consumption
Scientifically validated clinically and statistically significant increase of HDL and decrease of LDL of patients diagnosed with hyperlipidemia
Framingham Risk Score data analysis showing that patients treated with NKO® can significantly reduce RCVD with an attributable-risk-reduction between 52% and 53%
Cost minimization analysis shows that NKO® is the least expensive intervention for prevention of cardiovascular disease
Cost effectiveness analysis showed that NKO® prevents more disease for each dollar spent as compared to omega-3
Low daily dose well tolerated for chronic intake.

Strategic Position

Intellectual property protection (trade marks, patents, patent pending) and trade secret /know how on processes, applications, and natural and/or synthetic compositions and their use as medicaments;
Proprietary technology and products
Patented process: Neptune OceanExtract™ platforms
Neptune’s years of experience on marine health ingredients extraction has achieved a strong platform of proprietary technology and trade secrets to provide products which are:
a more cost effective
of highest quality
assured extraction and production yield
patent protected use
clearly differentiated from competitive products
Pharmaceutical, cosmeceutical, nutraceutical and animal nutrition product pipeline extension in development;
Multinational regulatory approvals required for commercialization;
Growing world renowned scientific and medical recognition of NKO® in global markets in North America, Europe, Asia and Australia;
Strategic alliances with strategic corporate partners.

2.14

MARKETS

Neptune is pursuing market opportunities in the nutraceutical market (including dietary supplements and functional foods) and, through its two subsidiaries Acasti Pharma and NeuroBioPharm, the pharmaceutical market (including medical food, over-the-counter and prescription drugs) for all its products.

2.14.1

Nutraceutical

Overview

Neptune’s products are currently sold in the nutraceutical market. The nutraceutical market encompasses functional foods and dietary supplements, the latter include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food and medical science and includes foods designed with health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or omega-3.

The nutraceutical market is growing rapidly driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million then representing 20% of the population.12 Similar demographical changes can be observed in other countries resulting in a global trend. Beyond weight management, health issues such as cholesterol, heart health, cognitive function, brain performance and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing explosive growth.13

[12]	Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.
[13]	Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005

Other additional factors have been identified as growth drivers in the nutraceutical markets including:

  Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;
  Increased consumer demand for products that maintain vitality and prevent disease and its desire for premium products;
  Increased health care costs and the trend towards self treatment with a focus on natural products;
  Technical advances and innovation in the food industry.

Dietary Supplements

The world retail market for dietary supplements is highly fragmented, composed of a large numbers of products and many small manufacturers and estimated at more than $50 billion in annual sales.14 The United States dietary supplement sales amount to approximately $23 billion.15 Europe is capturing approximately one third of this market with sales beyond $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.16 Specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and health issues such as cholesterol, heart health and mental health engender a major impact.

Functional Food

The main functional food categories include dairy products (i.e. milk, yogurt and cheese), confectionary products (i.e. bars, chocolate, snacks), various cereal products and functional beverages. It is difficult to estimate the potential market size of the functional food market and it is probably safe to assume that the market size is underestimated. The total U.S. retail food market amounted to $457 billion in 2004.17 Assuming that 25% of this food market may be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential reaches $200 billion, an enormous foundation for the functional food market.

Calcium, probiotics and omega-3 products are getting the most attention and will be playing a major role in the expanding dairy product category projected to reach $15 billion by 2010 in the US.18 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment19 and heart-healthy products command about $19 billion in sales today.20

Poly-Unsaturated Fatty Acids (PUFA)

The polyunsaturated fatty acid (PUFA) market which includes predominantly omega-3 and 6 fatty acids is growing at a very fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) derived from plant and marine sources. Omega-3 sourced from marine oils are the fastest growing sector in the PUFA ingredient market which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

Extensive research, including Neptune’s clinical trial work, has demonstrated their clinical benefits. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioral function.

[14]	Industry Canada. International Market Research: Dietary Supplements.
[15]	Idem 14.
[16]	Idem 2.
[17]	Progressive Grocers 72nd Annual Report of the Grocery Industry.
[18]	Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.
[19]	Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets
[20]	http://www.marketresearch.com/map/prod/1164892.html

Neptune’s omega-3’s are sourced from krill, a zooplankton, with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily digested resulting in a higher bioavailability of Neptune’s products.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase driven by demand as dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report21, the worldwide omega-3 market will be reaching more than $1.4 billion in annual ingredient sales within the next five years. Higher quality and higher performance omega-3’s providing high amounts of omega-3 are gaining a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.22 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This “beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L'Oréal®, the world's largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage to be drunk at night to promote beauty during sleep. New and scientifically validated ingredients are entering the market and consumer uptake is driven by the demand to turn back the negative physiological processes associated with aging.

2.14.2

Pharmaceutical

Acasti and NeuroBioPharm were formed to develop and commercialize the Company’s Products in the pharmaceutical market.

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low levels of high density lipoprotein (HDL - "good cholesterol"), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia promotes plaque formation and narrowing of the arteries atherosclerosis leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.23 Statins, including medications such as Lipitor®, Zocor® and Crestor®24, are used to decrease LDL, but are little effective on raising HDL creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) potentially eligible for a cholesterol lowering agent.25 Even though statins are widely prescribed creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol").26 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products therapeutics containing a statin and an HDL raising agent.

[21]	End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frosst & Sullivan.
[22]	Mintel: www.marketresearch.com
[23]	Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html
[24]	CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm
[25]	Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm
[26]	Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer’s disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain function and today only few therapies are available for the wide range of neurodegenerative diseases creating an immense unmet medical need. In the United States, over 5 million patients are suffering from Alzheimer’s disease and 1.5 million patients from Parkinson disease.27 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer’s disease.28 The neurodegenerative market is estimated at 15 billion dollars and growing at a double digit rate.29

Attention-deficit hyperactivity disorder is a cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin®, Ritalin-SR®, Ritalin LA® or Concerta® and Metadate®. Annual sales of Novartis’ Ritalin® product family amounted to $US 440 million in 2008 and are growing at a rate of 17%.30

Chronic Inflammation and Arthritis

Many forms of arthritis such as osteoarthritis and rheumatoid arthritis are inflammatory disorders; and patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. 31 It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints. 32 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs NSAIDS (e.g. Motrin®, Advil®, Aleve®). It is estimated that in the U.S. medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars.33

3.

RISK FACTORS

The business conducted by the Company involves numerous risks and uncertainties. The main risk factors and uncertainties facing the Company are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Report for the nine-month fiscal period ended February 28, 2009, which is incorporated herein by reference, as supplemented from time to time in the “Risk Factors and Uncertainties” section of the Corporation’s quarterly reports to shareholders. These risks and uncertainties should be considered in conjunction with the other information included in this Annual Information Form. The Corporation’s annual and quarterly reports are filed on SEDAR at www.sedar.com.

4.

DIVIDENDS

Neptune did not declare or pay cash dividends on its common shares for each of its three (3) most recently completed financial years.

However, on July 17, 2008, the Company’s Board of Directors declared a dividend distribution to its shareholders. The Company’s Board of Directors approved a dividend of $0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on or around August 11, 2008 by the issuance of transferable, non-convertible notes, with a two year maturity, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable by the obligor at any time, either in cash or in kind.

[27]	Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/
[28]	Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html
[29]	Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php
[30]	Novartis Annual Report 2008.
[31]	http://www.medicinenet.com/osteoarthritis/article.htm
[32]	National Center for Chronic Disease Prevention and Health Promotion. USA.
[33]	Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.

The Company does not anticipate paying any cash dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Company from paying dividends.

5.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value preferred shares (the “Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the series A Preferred Shares. Currently, only 37,683,421 common shares have been issued and are outstanding as at May 31, 2008. No preferred shares have been issued.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common shares and preferred shares of the Company:

5.1.

COMMON SHARES

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

5.2

PREFERRED SHARES

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company’s Board of Directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The Board of Directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares,

6.

MARKET FOR SECURITIES

Neptune’s common shares are currently listed and posted for trading on the TSX Venture under symbol “NTB” and have been listed and posted on the NASDAQ under the symbol “NEPT” since August 6, 2007.

Trading Prices and Volumes

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume	High	Low	Volume
February 2009	0.93	0.61	899,400	0.82	0.41	8,300
January 2009	0.94	0.63	881,500	0.72	0.57	18,800
December 2008	0.80	0.40	1,526,300	0.82	0.34	86,000
November 2008	0.90	0.37	2,038,700	1.15	0.28	94,400
October 2008	1.55	0.61	1,139,600	1.49	0.40	80,600
September 2008	2.08	1.29	1,118,000	2.00	1.14	66,900
August 2008	2.52	1.95	537,300	2.76	1.89	26,000
July 2008	2.68	1.75	1,372,300	2.70	1.61	31,600
June 2008	3.45	2.47	1,560,700	3.44	2.46	89,700

7.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

The following table sets forth each proposed director and executive officer’s name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director. All members of the Board of Directors herebelow will hold their positions until the next annual meeting of shareholders of the Company.

Name and Province and Country of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as a Director of the Company
Henri Harland (4)(5) Québec, Canada	President and Chief Executive Officer of the Company	Director, President and Chief Executive Officer of the Company	1998
Ronald Denis (1)(2)(3)(4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director and Chairman of the Board of the Company	2000
Daniel Perry (1)(2)(3)(4) France	General Manager of Société du Vivier des Landes	Director of the Company	2000
Jean-Claude Debard France	President of Hyundai Automobile	Director of the Company	2009
Michel Chartrand(1)(2)(3)(4) Québec, Canada	President of Groupe PharmaEssor Inc.	Director of the Company	2006
Thierry Houillon Québec, Canada	Vice-President, Nutraceutical of the Company	Vice-President, Nutraceutical of the Company	-
Tina Sampalis, M.D., Ph.D.(5) Québec, Canada	Chief Scientific Officer of the Company and President of Acasti	Chief Scientific Officer of the Company	-
André Godin (5) Québec, Canada	Vice-President, Administration and Finance of the Company	Vice-President, Administration and Finance of the Company	-

(1)	Member of the Audit Committee	(4)	Director of Acasti Pharma and NeuroBioPharm
(2)	Member of the Compensation Committee	(5)	Officer of Acasti Pharma and NeuroBioPharm
(3)	Member of the Corporate Governance Committee

As of February 28, 2009, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 3,249,194 (8.62%) of the outstanding common shares of Neptune.

In Neptune’s Management Proxy Circular dated April 29, 2009, all of the above listed directors were nominated by management for re-election.

Following are brief biographies of Neptune’s directors and executive officers:

Mr. Henri Harland

Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the Founder of the Company and has been involved in the krill research project since 1991. For ten years he has held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted has an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Dr. Ronald Denis

Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Daniel Perry

Since March 1993, Mr. Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent.

Mr. Michel Chartrand

Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. which regroups Gestion Santé Services Obonsoins inc. and Groupe Essaim inc. Both companies are important pharmacy franchisors in Quebec and were recently merged. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Mr. Jean-Claude Debard

Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

Tina Sampalis M.D., Ph.D.

Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on Scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Between May 2000 and June 2007, she has held the position of Vice-President of Research and Business Development and since June 2007 the position of Chief Scientific Officer of the Company.

Mr. André Godin

Mr. André Godin, C.A., has a Bachelor in Administration and is has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Company and as a Corporate Controller for a pharmaceutical company in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003.

Mr. Thierry Houillon

Since 2003, Mr. Thierry Houillon has been the President and Chief Executive Officer of Danone Eaux Canada. From 2001 to 2003, he was Chief Executive Officer of Danone Yogourt Tunisie and from 1994 to 2001 of Danone Yogourt Canada.

8.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Neptune, none of the directors or executive officers of the Company:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of Neptune, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

9.

PROMOTERS

Mr. Henri Harland, President and Chief Executive Officer is the promoter/founder of Neptune, as he initially founded the Company in 1998. The President and Chief Executive Officer of the Company received in the nine-month fiscal period ended February 28, 2009 a salary of $291,058. The complete Company Executive Officer remuneration information is set forth in the Company’s most recent Management Proxy Circular (which can be consulted at www.sedar.com). Mr. Harland owns directly/or indirectly 2,212,111 common shares, being 5.87% of the Company’s issued and outstanding shares, and 954,500 incentive stock options. Mr. Harland is the sole director and shareholder of Gestion Harland inc. receiving a royalty of 1% (as described in section 2.9.1. hereof entitled “Exclusive License/Option” and section 11 hereof entitled “Interest of Management and Other Material Transactions”) for services offered and for having transferred to the Company its first right of refusal and the license on an extraction process and the option on it.

10.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Company to be contemplated, except in regards of what is mentioned in section 2.9.3 hereof entitled “Economic Dependence/Litigation”.

11.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Company, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Company’s most recently completed financial year and for the three (3) last completed financial years.

The Company entered into an agreement with Gestion Harland inc., a company controlled by Mr. Henri Harland, as of February 23, 2001, calling for royalties to be paid in semi-annual installments equal to 1% of the Company’s annual revenues, for an unlimited period. Each year disbursement of royalties cannot exceed net annual earnings before interest, taxes and amortization. (See section 2.9.1. hereof “Exclusive License/Option”.)

12.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

13.

MATERIAL CONTRACTS

The Company has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti Pharma Inc. on August 7, 2008 and Technology License Agreement with NeuroBioPharm Inc. on October 15, 2008. (See section 2.3.3. )

14.

INTEREST OF EXPERTS

KPMG LLP, Chartered Accountants (“KPMG”), has audited our consolidated financial statements as at May 31, 2008. KPMG are independent with respect to Neptune Technologies & Bioressources Inc. within the meaning of the Rules of Professional Conduct/Code of Ethics of the Quebec Order of Chartered Accountants. (See section 2.3.3. )

15.

REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of four (4) members of the Board of Directors. Dr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard are the proposed directors to seat on the Audit Committee. From the experience set forth below, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Ronald Denis – Dr. Ronald Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital du Sacré-Coeur since 1997. In his duties, Dr. Denis has to manage Hôpital du Sacré-Coeur Trauma Program budget and staff, also has had to regularly review and analyze financial statements. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Daniel Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Michel Chartrand – Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning and Garden Angel Foods. Mr. Chartrand also holds a bachelor degree in Business Administration. Mr. Chartrand’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also is a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

EXTERNAL AUDITOR FEES

(a)

Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Company’s annual financial statements, help for establishing interim financial statements and related matters. For the nine-month fiscal period ended February 28, 2009, KPMG LLP, chartered accountants of Montréal, the Company’s external auditors, billed $135,000 to the Company, respectively $107,000 for Neptune and $28,000 for Acasti Pharma, for audit fees. For the fiscal year ended May 31, 2008, these fees were $98,000 for Neptune, no audit fees were charged to Acasti Pharma.

(b)

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed a total of $30,000 to the Company for Neptune, no audit-related fees was charged for Acasti Pharma, for the nine-month fiscal period ended February 28, 2009 and a total of $15,000 for Neptune, no audit-related fees were charged to Acasti Pharma, for the fiscal year ended May 31, 2008. These fees for services associated with the audit include, but are not limited to, the following:

  Review of the interim financial statements and management reports of the Company;
  Meeting relating to the design and documentation of the Company’s controls, in light of the regulations applicable to publicly-traded companies;
  Consultation on the accounting treatment of the debenture financing Neptune realized in October 2008;
  Consultation on the accounting treatment of the consolidation of its subsidiary financial results.

(c)

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed a total of $14,200 to the Company, respectively $8,200 for Neptune and $6,000 for Acasti Pharma, for tax fees for the nine-month fiscal period ended February 28, 2009 and a total of $7,800 for Neptune, no tax fees was charged to Acasti Pharma, for the fiscal year ended May 31, 2008. Tax fees include, but are not limited to, preparation of tax returns.

(d)

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed no fees as to this matter for the nine-month fiscal period ended February 28, 2009 and the fiscal year ended May 31, 2008.

16.

ADDITIONAL INFORMATION

Additional information relating to the Company may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s Management Proxy Circular dated April 29, 2009 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company’s external auditors during the fiscal year in which the services are provided;

	b)	that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Company’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.